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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.        )*
                                          --------

                              THE BRINK'S COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      COMMON STOCK, PAR VALUE $1 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   109696104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                JEROME J. LANDE
                             MMI INVESTMENTS, L.P.
                              152 West 57th Street
                            New York, New York 10019
                                 (212) 586-4333
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                FEBRUARY 2, 2004
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

CUSIP No. 109696104
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    MMI Investments, L.P.
    I.R.S. Identification No.: 141810589
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    00
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    2,906,500
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially

Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    2,906,500
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,906,500
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     5.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 109696104
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    MCM Management,LLC
    I.R.S. Identification No.: 141814578
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    2,906,500
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially

Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    2,906,500
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,906,500
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     5.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     00
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUES

         This statement on Schedule 13D (this "Statement") relates to the Common Stock, Par Value $1 Per Share (the "Common Stock"), of The Brink's Company, a Virginia corporation (the "Issuer"), the principal executive offices of which are located at 1801 Bayberry Court, Richmond, Virginia 23226-8100

ITEM 2.  IDENTITY AND BACKGROUND

     (a) This Statement is being filed on behalf of (i) MMI Investments, L.P., a Delaware limited partnership ("MMI Investments") and (ii) MCM Management, LLC, a Delaware limited liability company that is the sole general partner of MMI Investments ("MCM"). MMI Investments and MCM are herein together sometimes called the "Reporting Persons". Set forth on Schedule I, annexed to this Statement and incorporated herein by reference, is the name, business address and present principal occupation or employment, and the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the voting members and executive officers of MCM as of the date hereof.

     (b) The business address of both of the Reporting Persons is 152 West 57th Street, New York, New York 10019.

     (c) MMI Investments is engaged primarily in the business of investing in publicly traded securities. MCM is the sole general partner of MMI Investments and its principal business is investing in publicly traded securities.

     (d) Neither of the Reporting Persons nor, to each Reporting Person's knowledge, any individual listed on Schedule I is required to disclose legal proceedings pursuant to Item 2(d) of Schedule 13D.

     (e) Neither of the Reporting Persons nor, to each Reporting Person's knowledge, any individual listed on Schedule I is required to disclose legal proceedings pursuant to Item 2(e) of Schedule 13D.

     (f) To each Reporting Person's knowledge, each of the individuals identified on Schedule I is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     The total purchase price of the 2,906,500 shares of Common Stock (the "Shares") purchased by MMI Investments was $62,124,172, all of which has been financed by incurring margin loans. These margin loans were obtained from Bear, Stearns & Co. Inc. under customary terms and conditions. The entire principal amount of such margin loans remains outstanding as of the date of this Statement.

ITEM 4.  PURPOSE OF TRANSACTION

     MMI Investments purchased the Shares as part of its investment activities. The Reporting Persons intend to review and evaluate the investment by MMI Investments in the Common Stock of the Issuer on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Issuer, or such other considerations as they may deem relevant, determine to increase, decrease, or dispose of MMI Investment's holdings of Common Stock. As a part of such review and evaluation, the Reporting Persons may communicate with the Issuer's management, directors and other shareholders.

     Other than as described in this Item 4, neither Reporting Person, nor, to the knowledge of each Reporting Person, any individuals listed on Schedule I, has any current plan or proposal that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of
Schedule 13D; PROVIDED that the Reporting Persons reserve the right to develop such plans or proposals.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) Based on 54,253,423 shares of Common Stock outstanding as of November 3, 2003, as reported in the Issuer's Form 10Q filed November 14, 2003, the Shares owned by MMI Investments represent approximately 5.4% of the outstanding Common Stock. MMI Investments has the sole power to direct the vote and disposition of such Shares on the date of this Statement. However, by virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares owned by MMI Investments and to have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of MMI Investments with respect to such Shares.

     Except for the Shares owned by MMI Investments, as of the date hereof, neither MCM nor, to MMI Investments' and MCM's knowledge, any of the persons listed on Schedule I, owns any Common Stock of the Issuer or has any right to acquire, directly or indirectly, any beneficial ownership of other Common Stock of the Issuer.

     (c) Except for the open market purchases of Common Stock by MMI Investments set forth in Schedule II attached hereto and incorporated herein by reference, there have been no transactions with respect to the Common Stock during the past 60 days by MMI Investments, MCM, or, to either Reporting Person's knowledge, any of the persons listed on Schedule I.

     (d) No person other than MMI Investments is known to either Reporting Person to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the Shares referred to in Item 5(a) above.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     By virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares of the Issuer owned by MMI Investments. Other than as described in Item 3 of this Statement, there are no contracts, arrangements or understandings between either of the Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

     Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date:  February 6, 2004

                                   MMI INVESTMENTS, L.P.

                                   By:  MCM Management, LLC
                                        General Partner

                                   By:  /s/ JEROME J. LANDE
                                        ------------------------------
                                        Jerome J. Lande
                                        Vice President

                                   MCM MANAGEMENT, LLC


                                   By:  /s/ JEROME J. LANDE
                                        ------------------------------
                                        Jerome J. Lande
                                        Vice President

                                   SCHEDULE I

                          MCM MANAGEMENT, LLC ("MCM")

                     Voting Members and Executive Officers

  NAME AND BUSINESS ADDRESS         POSITION AND PRINCIPAL OCCUPATION

John S. Dyson                      Voting Member and Chairman of MCM;
152 West 57th Street               Voting Member and Chairman of Millcap
New York, New York 10019            Advisors, LLC ("Millcap"), a Delaware
                                    limited liability company, 152 West 57th
                                    Street, New York, New York 10019

Clay B. Lifflander                 Voting Member and President of MCM;
152 West 57th Street               Voting Member and President of Millcap
New York, New York 10019

Alan L. Rivera                     Voting Member, Executive Vice President,
152 West 57th Street                 and Secretary of MCM;
New York, New York 10019           Voting Member, Executive Vice President,
                                     Chief Financial Officer and General Counsel of Millcap

                                  SCHEDULE II

                    OPEN MARKET PURCHASES BY MMI INVESTMENTS
                            DURING THE PAST 60 DAYS

Trade Date                  Number of Shares             Price/Share
 12/4/2003                       50,000                      22.04
 12/5/2003                       40,000                      21.84
 12/8/2003                       35,000                      21.77
 12/9/2003                       45,000                      21.66
  1/5/2004                       20,000                      22.79
  1/6/2004                        1,800                      22.96
  1/7/2004                       10,900                      22.87
  1/8/2004                        3,900                      23.02
 1/13/2004                       17,100                      23.56
 1/14/2004                        3,700                      23.68
 1/15/2004                       43,200                      23.92
 1/16/2004                       40,000                      24.88
 1/20/2004                       34,700                      24.62
 1/21/2004                       15,800                      24.99
 1/22/2004                       83,900                      25.39
 1/23/2004                       60,000                      25.28
 1/26/2004                       43,300                      25.24
 1/27/2004                      155,000                      24.97
 1/28/2004                       90,000                      24.56
 1/29/2004                      142,000                      23.94
 1/30/2004                       20,000                      23.68
  2/2/2004                       30,000                      23.53
  2/3/2004                      135,000                      23.24
  2/4/2004                       55,800                      23.84

                                  EXHIBIT INDEX

NUMBER                                      DESCRIPTION

1. Joint Filing Agreement dates as of February 6, 2004, by and between MMI Investments and MCM

                                                                    Exhibit 99.1

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and all amendments thereto with respect to the Common Stock, Par Value $1 Per Share, of The Brink's Company beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

Date:  February 6, 2004

                                   MMI INVESTMENTS, L.P.

                                   By:  MCM Management, LLC
                                        General Partner

                                   By:  /s/ JEROME J. LANDE
                                        ------------------------------
                                        Jerome J. Lande
                                        Vice President

                                   MCM MANAGEMENT, LLC


                                   By:  /s/ JEROME J. LANDE
                                        ------------------------------
                                        Jerome J. Lande
                                        Vice President



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